Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S SHAREHOLDERS APPROVE
ONE-FOR-FOUR REVERSE SHARE SPLIT

TEL AVIV, Israel—May 6, 2008—At a General Shareholders’ Meeting held today, the shareholders of RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) approved a one-for-four reverse split of the Company’s outstanding ordinary shares.

The reverse share split, subject to a final favorable ruling of the Nasdaq Hearing Panel, will enable the Company to regain compliance with the minimum bid price requirement of $1.00 and to continue to be listed on the Nasdaq Capital Market. The Company believes that the continued listing on the Nasdaq Capital Market will enable the Company to have greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company.

If the reverse split is effected, the number of the Company’s authorized Ordinary Shares will decrease from 39,990,680 to 9,997,670 Ordinary Shares and the number of Ordinary Shares outstanding will decrease from 20,295,138 to approximately 5,073,784, the precise number of outstanding shares to depend on the results of rounding of fractional shares. The Company will inform its shareholders regarding the effective date of the reverse split when available.

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About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.